SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of May 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: May 30, 2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2006 FIRST QUARTER RESULTS

UNDER IFRS (UNAUDITED)

•

Q1 operating revenues up 6.5% on stable Greek fixed-line, good performance of mobile

•

Greek fixed-line Voluntary Retirement Plan proceeding

ATHENS, Greece – May 30, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under IFRS) for the quarter ended March 31, 2006.

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

IN ACCORDANCE WITH IFRS

€ million except per share data	Q1 06	Q1 05	% Change
Revenues	1,386.7	1,301.5	6.5%
Operating Income	228.2	154.7	47.5%
Pre-tax Income	203.4	176.9	15.0%
Net Income	109.7	79.3	38.3%
Operating Income before Depreciation & Amortization*	512.5	444.2	15.4%
Operating Income before Depreciation & Amortization as % of Operating Revenues*	37.0%	34.1%	2.9 pp
Basic EPS (€)	0.2238	0.1618	38.3%
Cashflow from Operations	372.8	308.3	20.9%
CAPEX as % of Revenues	12.2%	9.5%	2.7 pp

     * See notes on p. 10

Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and CEO, noted:

“In the first quarter of 2006, we have continued to work on stabilizing the contribution of our mature businesses and boosting the performance of faster-growing activities. Greek fixed-line operations posted roughly unchanged revenues and made steady progress in controlling their cost base, a process that should gradually gain momentum throughout this year as the implementation of our Voluntary Retirement Plan reaches full speed. Mobile operations in Greece and our other Southeast European markets are all posting improved results, and the relaunch of Cosmote Romania is encouraging. RomTelecom is achieving profitability improvements despite a declining top line, underscoring the effectiveness of its management’s efforts. We recently announced a move that should strengthen our distribution in all activities and in all regions. All in all, this was a satisfactory quarter conforming to our business plan assumptions.”

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues increased by 6.5% in the three months ended March 31, 2006. The increase reflects higher revenues mainly from mobile telephony, ADSL and monthly rentals, as well as revenues from the development of an e-government project for the Greek State.

Operating Expenses

Total Operating Expenses excluding depreciation and amortization amounted to €874.2 million, 1.2% higher than the first quarter 2005 results.

Payroll and Employee Benefits

Payroll and Employee Benefits decreased by 8.4% to € 318.6 million in the first quarter of 2006, compared to the first quarter of 2005. This drop is largely due to the reduction of payroll and employee benefits costs at RomTelecom.

Other Operating Expenses

Other Operating Expenses increased by 4.2% to €268.4 million. The increase is largely attributable to higher costs in fast-growing mobile operations, more than offsetting the drop in Other Operating Expenses in Greek Fixed-Line operations.

Operating income before depreciation and amortization

In the first quarter of 2006, OTE reported consolidated Operating Income before depreciation and amortization of € 512.5 million, an increase of 15.4% from the prior year's quarter. The underlying increase in margin stands at 2.9 pp. The improvement primarily reflects higher operating income in Greek fixed-line - due to the absence of Voluntary Retirement costs in the quarter - and at RomTelecom.

Other income / (expense)

In the quarter, OTE Group recorded Net Other Expense of € 24.8 million, as compared to Net Other Income of € 22.2 million in the comparable period of 2005. The difference primarily reflects lower foreign exchange gains, as well as lower investment income and gains on investments.

Net income

In the quarter OTE Group posted Net Income of € 109.7 million, up 38.3% compared to the first quarter of 2005. The increase, achieved despite a € 47.0 million swing in Other income / (expense) reflects the improvement in operating performance.

Cash flow

Cash provided by operating activities amounted to € 372.8 million for the three months ended March 31, 2006. The 21% improvement is due to higher profitability and improved working capital discipline.

Capital Expenditure

Capital expenditure in the first quarter of 2006 totaled € 168.5 million.

Debt

At March 31, 2006, the OTE Group gross debt was € 3,413.0 million, a drop of 0.8% compared to December 31, 2005, while net debt totaled €1,702.4 million, down 11.7% from 2005 year end. The total amount of OTE debt outstanding breaks down as follows:

€ million	Mar 31 2006	Dec 31 2005	% Change
Short-Term:
-Bank loans	13.1	14.3	-8.4%
Medium & Long-term:
-Bonds	2,599.5	2,598.0	0.1%
-Bank loans	763.7	794.2	-3.8%
-Other loans	36.7	33.4	9.9%
Total Indebtedness	3,413.0	3,439.9	-0.8%
Cash and Cash equivalents	1,710.6	1,512.2	13.1%
Net Debt	1,702.4	1,927.7	-11.7%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

Minutes, millions	Q1 2006	Q1 2005	% Change
Local	3,109.6	3,170.1	-1.9%
National Long – Distance	449.4	467.1	-3.8%
International Long – Distance	73.9	84.9	-13.0%
Fixed-to-Mobile	415.9	407.3	2.1%
Special Calls	50.5	52.1	-3.1%
Total Voice traffic	4,099.3	4,181.5	-2.0%
Internet	2,562.3	3,344.8	-23.4%

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing voice call minutes (excluding internet), was approximately 73% in March 2006, unchanged from the previous quarter.

€ million	Q1 06	Q1 05	% Change
Revenues	684.7	662.8	3.3%
- Basic Monthly Rentals	169.3	167.3	1.2%
- Fixed to fixed calls	137.0	139.1	-1.5%
- Fixed to mobile calls	79.8	77.1	3.5%
- International	42.5	55.0	-22.7%
- Other	256.1	224.3	14.2%
Operating Income	48.9	20.6	137.4%
Operating income before depreciation and amortization	183.6	157.0	16.9%
Operating income before depreciation and amortization as % of Operating revenues	26.8%	23.7%	3.1pp
Depreciation & Amortization	134.7	136.4	-1.2%

In the first quarter of 2006, total fixed-line revenues increased by 3.3% to €684.7 million. Revenues in the first quarter include €25.9 million in sales of telecommunications equipment related to the implementation of an e-government project commissioned by the Greek State, offset for the same amount under cost of telecommunications equipment. Excluding this item, first quarter operating revenues were roughly unchanged from the comparable 2005 level. This stability reflects higher revenues from monthly rentals, fixed-to-mobile calls and ADSL, nearly offsetting the drop in international telephony. Revenues from basic monthly rental rose by 1.2% in the quarter and should continue to rise following a further tariff increase in April 2006.

As of the end of March 2006, there was a total of over 4.8 million PSTN lines in service, down by approximately 2.6% from the prior year level. ISDN lines (64K) rose by approximately 84,000 units to a total of nearly 1.4 million.

OTE continued to actively promote and adapt attractive pricing packages, adopted by a growing number of customers and contributing to the relative stability of its market share. OTE also benefited from a return to more balanced win-back policies approved by the Regulator. The severe drop in revenues from international traffic reflects conditions in the market as a whole, as a growing share of international calls is captured by VoIP and discount prepaid cards.

At the end of March 2006, OTE had over 213,000 ADSL customers, with the total market amounting to approximately 220,000 customers. This compares to 154,000 and 161,000 respectively, at the end of December 2005. Installed capacity is growing at a rapid pace in order to enable OTE to meet continuing strong market demand for broadband services.

Total operating expenses, amounted to €635.8 million, down 1% from the first quarter 2005 level. Excluding the cost of telecommunications equipment related to the e-government project, total operating expenses dropped by nearly 5%.  However, this drop is largely due to the absence of Voluntary Retirement costs in the quarter. Payroll and employee benefits declined by only 1.1% to € 215.2 million, as implementation of the latest stage of the company’s Voluntary Retirement Plan, which lead to the departure of 5,500 employees by October of this year, did not begin in earnest until after the close of the quarter.

Other operating expenses declined by over 7% in the quarter, largely driven by a further drop in provision for doubtful accounts and good control over all non revenue-related costs. Sharper declines in other operating expenses are expected to be achieved as the pace of implementation of the Voluntary Retirement Plan accelerates.

Operating Income before depreciation and amortization as a percentage of operating revenues rose by 3.1 points to 26.8% compared to the first quarter of 2005. Excluding revenues and costs related to the e-government project in the first quarter of 2006 and Voluntary Retirement costs in the first quarter of 2005, Operating Income before depreciation and amortization as a percentage of operating revenues was virtually unchanged in the quarter.

An analysis of the OTE Fixed-line Other Operating Expenses follows:

€ million	Q1 06	Q1 05%
			Change
Repairs, maintenance, Cost of materials	17.6	19.7	-10.7%
Provision for doubtful accounts	15.7	20.0	-21.5%
Advertising	7.8	9.1	-14.3%
Taxes other than income taxes	2.7	2.0	35.0%
Other	70.3	72.1	-2.5%
-Third party fees	26.2	29.4	-10.9%
-Travel costs	1.3	1.3	-
-Audiotex	2.5	5.1	-51.0%
-Other	40.3	36.3	11.0%
TOTAL	114.1	122.9	-7.2%

2. COSMOTE

SUMMARY CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2006

IN ACCORDANCE WITH IFRS (UNAUDITED)

€ million	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Consolidated
						Q1-06	Q1-05	% Change
Revenues	375.6	34.4	73.9	10.8	6.1	496.4	380.3	30.5%
Operating income before depreciation and amortization	154.4	20.2	27.5	1.4	(12.3)	190.9	166.3	14.8%
Operating income before depreciation and amortization as % of Operating revenues	41.1%	58.9%	37.2%	12.8%	N/A	38.5%	43.7%

Cosmote's revenue growth was driven by strong performance in all markets. International operations accounted for over 25% of revenues, a percentage which is expected to continue increasing.

In Greece, Cosmote revenues rose by 7.4%, boosted by strong growth in telecommunications revenues from higher usage and strong subscriber take up, continuing the trend of prior quarters. Cosmote pursued its successful promotion of bundled packages during the quarter, resulting in a 27.4% increase in monthly fees on an annual basis. Blended AMOU continued to rise, to 140 minutes in the quarter, mainly driven by post-paid voice usage, and blended ARPU increased by 1.4% to € 29. Cosmote had 4.8 million customers at the end of March 2006, an increase of over 12% compared to March 2005, and retained its leadership of the Greek mobile market with a market share of approximately 37.3%.

In Albania, AMC revenues rose by 7.6%, due to a sharp increase in subscriber figures. AMC held a market share of approximately 51% at the end of 2006 and retained its high profitability level in a maturing market.

In Bulgaria, Globul revenues were up 37% in the quarter, due to a significant increase in the number of customers. Despite heightened competition following the entry of a third operator in the market, Globul continued to benefit from its strong position and product quality leadership. Profitability continued to grow, with Operating income before depreciation and amortization up over 61%.

In FYROM, CosmoFon pursued its rapid growth, with revenues up nearly 45%, and continued to increase its profitability, as Operating income before depreciation and amortization margin reached 12.8%.

Finally, the relaunch of Cosmote Romania is proceeding according to plans, with the total number of customers exceeding 275,000 at the end of March 2006, an increase of nearly 227,000 in the quarter. Cosmote Romania is leveraging the market’s appetite for simple, customer-friendly mobile services with a flat tariff policy, low monthly and airtime charges, and attractive promotions.

Cosmote consolidated Operating income before depreciation and amortization increased by 14.8% from the first quarter of 2005 with all operations showing positive growth, despite the consolidation of Cosmote Romania. The drop in Operating income before depreciation and amortization as % of Operating revenues is mainly due to the consolidation of new growth assets at an early development phase.

 As a result of the growth of international assets, Operating income before depreciation and amortization of these operations accounted for approximately 19% of Group Operating income before depreciation and amortization as for the quarter, despite Cosmote Romania’s negative Operating income before depreciation and amortization.

Additional details are available in Cosmote’s first quarter 2006 press release issued on May 23.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

ROMTELECOM HIGHLIGHTS

FIRST QUARTER ENDED MARCH 31, 2006 AND 2005

IN ACCORDANCE WITH IFRS

€ million	Q1 06	Q1 05	% Change
Revenues	222.8	228.2	-2.4%
Operating Income before Depreciation & amortization	95.0	71.1	33.6%
Operating Income before Depreciation & Amortization as % of Operating Revenues	42.6%	31.2%	11.4 pp
Operating Income / (Loss)	26.4	(9.5)	N/A
Increase/(Decrease) in Gross PP&E	27.7	16.3	69.9%

Fixed Telephony, Lines	3,835,647	4,279,038	-10.4%
	Mar 31,06	Mar31,05
Cash and cash equivalents	192.4	157.5	22.2%
Short-term borrowings	0.0	0.0	-
Long-term debt	(126.1)	(148.4)	-15.0%
Net Cash Position	66.3	9.1	+628.6%

In the first quarter of 2006, RomTelecom's revenues were €222.8 million, down 2.4% from the the same period last year. The decrease is attributable to the reduction in the number of subscriber lines, as well as lower wholesale and payphones revenues.

Revenues from monthly rental fees increased by 10%, following the tariff rebalancing that took place in February 2005. Data revenues grew significantly during the quarter of 2006, in line with the company’s objective of growing its market share in data services.

Wholesale revenues decreased by 6.6% in the first quarter of 2006 as compared to the same period of 2005, as a result of lower tariffs for incoming international traffic, which were not offset by a 32% increase in total wholesale traffic.

Retail traffic decreased during the quarter, in comparison to the first quarter of 2005, due to mobile substitution and higher competition from fixed-line alternative carriers.

Operating income before depreciation and amortization as a percentage of revenues for the first quarter of 2006 improved significantly compared to the first quarter of 2005, due to a 19% decrease in operating expenses before depreciation and amortization. Personnel expenses decreased by 43%, as a result of reduced redundancy payments for voluntary retirement, together with a 5% reduction in wages and salaries. Interconnection expenses rose by 8% due to increased wholesale traffic. The company’s marketing efforts, aimed at promoting its corporate image, and support newly launched products, contributed to a 8% increase in services expenses in the first quarter of 2006.

During the quarter RomTelecom made a €18.8 million net profit, for a profit margin of 8.4%, compared to 5.7% in the same period of 2005. At March 2006 headcount stood at 13,093, the same level as in the end of 2005.

The implementation of all key projects and initiatives scheduled for 2006 by RomTelecom is proceeding according to plan. The deployment of a new financial e-business system in all regional organizations and the Corporate Center was completed in March 2006, the modernization of the Access Network in all cities and selective rural areas (ADSL and broadband services capabilities) is continuing, a new Human Resources and Payroll platform is expected to be fully deployed by the end of June 2006. New product offerings, targeting business customers, as well as loyalty schemes, addressing residential customers, are being launched.

4. OTENET

OTEnet, the Internet and IP services subsidiary of OTE, offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies.

Revenues in the first quarter of 2006 were € 25.5 million, up 25.0% compared to the first quarter of 2005, mainly as a result of the rapid growth in the number of broadband subscribers, which more than doubled during the year. Operating income before depreciation and amortization was € 2.9 million, down 6.5% compared to the first quarter of 2005, reflecting a sharp increase in sales and marketing aimed at promoting broadband penetration.

As of March 31, 2006, OTEnet had over 437,400 active residential customers using retail product and services and over 15,100 business customers, representing significant increases compared to the same period last year.

5. OTHER INTERNATIONAL INVESTMENTS

ARMENTEL

ArmenTel’s Revenues for the first quarter of 2006 amounted to € 32.2 million compared to € 23.0 million in the first quarter of 2005. This 40.0% increase is mainly attributable to the 50.9 % increase in the number of mobile subscribers, which reached 328,678 at the end of the quarter. Operating income before depreciation and amortization reached € 19.6 million, or 60.9 % of operating revenues. Net income reached € 7.1 million.

6.  EVENTS OF THE QUARTER

OTE ANNOUNCES HIGHLIGHTS OF THREE-YEAR BUSINESS PLAN

On February 27, 2006, OTE presented highlights of its three-year Business Plan. The Plan focuses on returning the Group’s fixed-line operations to healthy financial performance through initiatives aimed at containing revenue erosion, boosting customer loyalty and retention, and accelerating cost-cutting actions. While revenues of the Greek fixed-line activities are expected to decline by about 1.5% to 2.5% per year over the plan period, payroll and benefits should drop by about 7% to 8% per year, and total operating expenses by about 5% to 7% per year over the plan period. As a result, Greek fixed-line Operating Income before Depreciation and Amortization margin (under IFRS) should improve from the mid-twenties levels (excluding VRP costs) in 2005, to the mid-thirties levels in 2008.

OTE’s Business Plan also confirmed the outlook of Cosmote and RomTelecom, its two leading business units, and announced the development of initiatives aimed at strengthening Group values across its organization.

OTE ANNOUNCES THAT IT WILL NOT DISTRIBUTE A 2005 DIVIDEND

On March 9, 2006, OTE announced that, pursuant to Greek Company Law, it will not distribute any dividend for the year 2005.

7.  SUBSEQUENT EVENTS

OTE EXAMINES OPTIONS FOR THE DISPOSAL OF ARMENTEL

On April 3, 2006, OTE announced that after consultation with the Government of Armenia, it has initiated the process of examining options for the disposal of its 90% stake in ArmenTel, the incumbent operator in Armenia.

OTE ANNOUNCES NEW TARIFF RATES FOR HIGH-SPEED LEASED LINES

On April 5, 2006, OTE announced new reduced tariffs for high-speed leased lines for alternative (ISP and fixed-line) carriers and the launch of a wholesale discount package branded: ‘High Speed Pack’. The target is to significantly reduce the cost of high-speed data transfer, thus contributing to the development of broadband in Greece.

OTE INCREASES ITS PARTICIPATION IN COSMOTE'S CAPITAL TO 67%

In April 2006, OTE purchased in the open market 9.5 million shares of its subsidiary Cosmote SA, increasing its interest from 64.1% to 67.0%. OTE now owns a total of 223,572,294 shares out of 333,688,110 outstanding Cosmote shares.

COSMOTE ANNOUNCES INTENTION TO ACQUIRE GERMANOS  SA

On May 9, 2006, OTE’s mobile telephone subsidiary, Cosmote, announced that it has reached an agreement regarding the purchase of a 42% interest in Germanos S.A., subject to regulatory approval. Cosmote intends to launch a public tender offer for the remaining shares of Germanos S.A.

Germanos is one of the most successful telecommunications retailers in Greece and Southeast Europe. Its acquisition will enable Cosmote to substantially increase its retail presence in Greece, Bulgaria, Romania and FYROM.

8. OUTLOOK

OTE reiterates its 2006 full-year guidance issued on February 27, 2006 with the press release discussing the Group’s 2005 full-year results.

For 2006, OTE expects a slight decline in operating revenues in its Greek fixed-line activities, while operating profitability should improve quarter after quarter mainly due to the progressive implementation of its early retirement program. At Cosmote, revenues should increase significantly, reflecting the growth of international operations, while Operating Income before Depreciation and Amortization margin will be held back by high development costs in fast-growing activities and the cost of relaunching Cosmote Romania. Finally, assuming no adverse regulatory decisions, RomTelecom should post a further improvement in Operating Income before Depreciation and Amortization margin on roughly stable revenues, reflecting competition in the Romanian market and continuing control over the company’s cost base.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania, Serbia and Armenia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 35,000 people in seven countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis – Head of Investor Relations, OTE Group Tel: +30 210 611 1574

E-mail: dtzelepis@ote.gr

Daria Kozanoglou – IR Communications Officer, Tel: +30 210 611 1121

E-mail: nkozanoglou@ote.gr

Christina Hadjigeorgiou-Financial Analyst, Tel: +30 210 611 1428

E-mail: cchatzigeo@ote.gr

Marilee Diamanti-Investor Relations Coordinator, Tel: +30 210 611 5070

E-mail: mdiamant@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.

NOTES

•

In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption “EBITDA” used in prior filings by “Operating income before depreciation and amortization”. This item is the sum of “Operating income” and “Depreciation and amortization”. Similarly, the previously used “EBITDA margin” caption is henceforth replaced by “Operating income before depreciation and amortization as a percentage (%) of Operating Revenues”.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months ended March 31, 2006 and 2005 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months ended March 31, 2006 and 2005 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2006 and 2005 (Under IFRS)

V.

Group Revenues for the three months ended March 31, 2006 and 2005 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

International Assets

VIII.

OTEnet

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Amounts in millions of Euro)	Mar 2006	Dec 2005
ASSETS

Non - current assets:
Telecommunication property, plant and equipment	6,687.2	6,739.6
Goodwill	72.4	72.4
Telecommunication licenses	388.1	393.0
Investments	158.9	159.3
Advances to pension funds	171.8	180.7
Deferred taxes	267.4	257.7
Other non-current assets	139.3	126.6
Total non - current assets	7,885.1	7,929.3

Current assets:
Materials and supplies	137.0	130.3
Accounts receivable	1,077.2	1,066.7
Other current assets	421.9	411.1
Cash and cash equivalents	1,710.6	1,512.2
Total current assets	3,346.7	3,120.3

TOTAL ASSETS	11,231.8	11,049.6

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,172.5	1,172.5
Paid-in surplus	486.6	486.6
Treasury stock	(5.9)	(5.9)
Legal reserve	256.7	256.7
Retained earnings	1,567.0	1,401.6
	3,476.9	3,311.5
Minority interest	1,284.1	1,201.9

Total equity	4,761.0	4,513.4

Non – current liabilities:
Long-term debt	2,605.3	3,104.3
Reserve for staff retirement indemnities	173.8	172.7
Reserve for voluntary retirement program	607.4	603.8
Reserve for Youth Account	284.1	284.0
Other non – current liabilities	146.6	139.9
Total non – current liabilities	3,817.2	4,304.7

Current liabilities:
Accounts payable	668.6	720.6
Short-term borrowings	13.1	14.3
Current maturities of long-term debt	794.6	321.3
Income taxes payable	138.2	81.9
Deferred revenue	141.9	179.1
Reserve for voluntary retirement program	408.0	434.9
Dividends payable	5.2	5.2
Other current liabilities	484.0	474.2
Total current liabilities	2,653.6	2,231.5

TOTAL EQUITY AND LIABILITIES	11,231.8	11,049.6

Movement in Shareholders’ equity

2006
Unaudited

Shareholders' equity, January 1	4,513.4
Profit for the period	141.9
Net income recognized directly in equity	105.7
247.6

Shareholders' equity, March 31	4,761.0

EXHIBIT II – STATEMENTS OF OPERATIONS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Condensed Consolidated Income Statement

Prepared under IFRS

for the three months ended March 31, 2006 and 2005 (€ million)

	Q1 06	Q1 05%
	Unaudited	Unaudited	Change
Revenues:
Domestic Telephony	572.6	569.7	0.5%
International Telephony	83.4	96.8	-13.8%
Mobile Telephony	449.3	389.1	15.5%
Other	281.4	245.9	14.4%
Total Revenues	1,386.7	1,301.5	6.5%

Operating Expenses:
Payroll and employee benefits	(318.6)	(347.7)	-8.4%
Voluntary retirement costs	0.0	(27.0)	N/A
Charges from international operators	(47.2)	(41.5)	13.7%
Charges from domestic telephony operators	(174.9)	(145.6)	20.1%
Depreciation and amortization	(284.3)	(289.5)	-1.8%
Cost of telecommunications equipment	(65.1)	(37.9)	71.8%
Other operating expenses	(268.4)	(257.6)	4.2%
Total Operating Expenses	(1,158.5)	(1,146.8)	1.0%

Operating Income	228.2	154.7	47.5%
Other income / (expense):
Interest income	10.3	11.8	-12.7%
Interest expense	(42.3)	(39.3)	7.6%
FX gain/(loss), net	1.4	25.5	-94.5%
Financial net	(30.6)	(2.0)	1430.0%
Investment income/(loss)/Gain on sale of investment	5.8	19.2	-69.8%
Dividends	0.0	5.0	-100.0%
Total Other income / (expense)	(24.8)	22.2	-211.7%

Profit before income taxes	203.4	176.9	15.0%

Income taxes	(61.5)	(60.5)	1.7%

Profit for the period	141.9	116.4	21.9%

Attributable to:
Equity holders of the parent	109.7	79.3	38.3%
Minority interest	32.2	37.1	-13.2%
	141.9	116.4	21.9%

EXHIBIT III – GROUP OTHER OPERATING EXPENSE ANALYSIS

An analysis of Group Other Operating expenses follows:

€ million	Q1 06	Q1 05	% Change
Commission to dealers	43.7	35.9	21.7%
Repairs, maintenance, cost of materials	51.3	44.5	15.3%
Provision for doubtful accounts	21.2	25.9	-18.1%
Advertising	31.0	22.8	36.0%
Taxes other than income taxes	11.5	10.1	13.9%
Other	109.7	118.4	-7.3%
TOTAL	268.4	257.6	4.2%

EXHIBIT IV – STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Condensed Consolidated Statement of Cash Flows Prepared under IFRS for the three months ended March 31, 2006 and 2005

(€ million)

	Q1 06	Q1 05
Cash Flows from Operating Activities:
Profit before taxes	203.4	176.9
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	284.3	289.5
Provisions	51.7	49.0
Investments and financial income/loss	(17.6)	(36.0)
Amortization of advances to pension funds	8.8	8.8
Interest expense	42.3	39.3

Adjustments for working capital movements related to operating activities
Decrease (increase) in materials and supplies	(6.7)	1.6
Decrease/(increase) in accounts receivable	(13.4)	(48.4)
Decrease in liabilities	(123.0)	(86.5)
Minus:
Interest paid	(42.1)	(74.3)
Income taxes paid	(14.9)	(11.6)
Net Cash provided by Operating Activities	372.8	308.3

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	-	(56.3)
Loans granted	-	9.7
Purchase of property, plant and equipment or intangible assets	(168.5)	(124.0)
Proceeds from sale of investment	-	26.7
Interest received	9.0	9.3
Dividends received	-	5.0
Net Cash used in Investing Activities	(159.5)	(129.6)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for issuance of subsidiary's share capital	12.0	12.8
Proceeds from long-term debt and short-term borrowings	-	21.6
Repayment of long-term debt and short-term borrowings	(26.9)	-
Dividends paid	-	(123.9)
Net Cash provided by Financing Activities	(14.9)	(89.5)

Net Increase/(Decrease) in Cash and Cash Equivalents	198.4	89.2
Cash and Cash equivalents at beginning of period	1,512.2	870.3
Cash and Cash Equivalents at end of period	1,710.6	959.5

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Consolidated Revenues prepared under IFRS

for the three months ended March 31, 2006 and 2005

(€ million)

	Q1 06	Q1 05	Change
Domestic Telephony:
Basic monthly rentals	241.0	232.3	3.7%
Local and long distance calls
-Fixed to fixed	193.8	202.4	-4.2%
-Fixed to mobile	116.0	114.8	1.0%
	309.8	317.2	-2.3%
Other	21.8	20.2	7.9%
Total Domestic Telephony	572.6	569.7	0.5%

International Telephony:
International traffic	32.0	38.2	-16.2%
Payments from International mobile operators	7.8	9.7	-19.6%
	39.8	47.9	-16.9%
Payments from International operators	43.6	48.9	-10.8%
Total International Telephony	83.4	96.8	-13.8%

Mobile Telephony:	449.3	389.1	15.5%

Other Revenues:
Prepaid cards	20.6	30.5	-32.5%
Directories	14.6	13.8	5.8%
Leased lines and data communications	54.8	54.2	1.1%
ISDN, connection & monthly charges	39.4	33.3	18.3%
Sales of telecommunication equipment	54.3	24.8	119.0%
Internet services-ADSL	25.0	18.3	36.6%
ATM	7.9	6.8	16.2%
Services rendered	14.4	12.1	19.0%
Interconnection charges	31.3	26.7	17.2%
Miscellaneous	19.1	25.4	-24.8%
Total Other Revenues	281.4	245.9	14.4%

Total Revenues	1,386.7	1,301.5	6.5%

EXHIBIT VI – SEGMENT REPORTING  (Q1 2006)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting
Prepared under IFRS, for the three months ended March 31, 2006
(In millions of Euro)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	403.8		152.6	16.5	572.9
International Telephony	42.5		32.2	10.1	84.8
Mobile telephony		479.5		10.7	490.2
Other	238.4	16.9	38.0	80.0	373.3
Total Revenues	684.7	496.4	222.8	117.3	1,521.2	(134.5)	1,386.7

Intersegment Revenues	(51.1)	(39.5)	(4.0)	(39.9)	(134.5)

Revenue from External Customers	633.6	456.9	218.8	77.4	1,386.7		1,386.7

Operating Expenses:
Payroll and employee benefits	(215.2)	(31.4)	(50.1)	(21.5)	(318.2)	-0.4	(318.6)
Charges from international operators	(30.0)	(7.6)	(6.6)	(3.6)	(47.8)	0.6	(47.2)
Charges from domestic telephony operators	(93.1)	(92.7)	(24.4)	(1.9)	(212.1)	37.2	(174.9)
Depreciation and amortization	(134.7)	(73.7)	(59.5)	(17.2)	(285.1)	0.8	(284.3)
Cost of telecommunications equipment	(48.7)	(16.6)	(2.8)	(0.8)	(68.9)	3.8	(65.1)
Other operating expenses	(114.1)	(157.1)	(43.9)	(47.0)	(362.1)	93.7	(268.4)
Total Operating Expenses	(635.8)	(379.1)	(187.3)	(92.0)	(1,294.2)	135.7	(1,158.5)

Operating Income	48.9	117.3	35.5	25.3	227.0	1.2	228.2

Operating income before depreciation and amortization	183.6	191.0	95.0	42.5	512.1	0.4	512.5
Operating income before depreciation and amortization as % of Operating revenues	26.8%	38.5%	42.6%	36.2%	33.7%	-0.3%	37.0%

EXHIBIT VI – SEGMENT REPORTING  (Q1 2005)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting
Prepared under IFRS, for the three months ended March 31, 2005
(In millions of Euro)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	401.0		157.4	11.6	570.0
International Telephony	55.0		35.0	7.6	97.6
Mobile Telephony		368.4	3.0	61.4	432.8
Other	206.8	11.9	32.9	80.2	331.8
Total Revenues	662.8	380.3	228.3	160.8	1,432.2	(130.7)	1,301.5

Intersegment Revenues	(46.1)	(43.9)	(0.7)	(40.0)	(130.7)

Revenue from External Customers	616.7	336.4	227.6	120.8	1,301.5		1,301.5

Operating Expenses:
Payroll and employee benefits	(217.6)	(21.7)	(88.0)	(20.6)	(347.9)	0.2	(347.7)
Voluntary retirement cost	(27.0)				(27.0)		(27.0)
Charges from international operators	(33.0)	(6.0)	(7.8)	(3.2)	(50.0)	8.5	(41.5)
Charges from domestic telephony operators	(82.3)	(68.4)	(20.8)	(12.7)	(184.2)	38.6	(145.6)
Depreciation and amortization	(136.4)	(50.8)	(71.5)	(34.7)	(293.4)	3.9	(289.5)
Cost of telecommunications equipment	(23.0)	(10.8)	(2.7)	(1.4)	(37.9)		(37.9)
Other operating expenses	(122.9)	(107.2)	(37.9)	(71.5)	(339.5)	81.9	(257.6)
Total Operating Expenses	(642.2)	(264.9)	(228.7)	(144.1)	(1,279.9)	133.1	(1,146.8)

Operating Income	20.6	115.4	(0.4)	16.7	152.3	2.4	154.7

Operating income before depreciation and amortization	157.0	166.2	71.1	51.4	445.7	(1.5)	444.2
Operating income before depreciation and amortization as % of Operating revenues	23.7%	43.7%	31.1%	32.0%	31.1%	1.1%	34.1%

EXHIBIT VII - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the three months ended March 31 2005, and 2006, in accordance with IFRS
(€ thousand)

	Q1 2006	Q1 2005%
	(Unaudited)	(Unaudited)	Change
Basic monthly rentals	68,380	62,635	9.2%
Domestic Telephony calls	84,204	94,768	-11.1%
Domestic Telephony	152,584	157,403	-3.1%
International Telephony	32,224	34,962	-7.8%
Mobile Telephony	-	3,022	N/A
Other Revenues	38,042	32,813	15.9%
Total Operating Revenues	222,850	228,200	-2.3%

Personnel (inc Voluntary Redundancy)	(50,094)	(87,971)	-43.1%
Other operating expenses	(77,755)	(69,056)	12.6%
Depreciation and Amortization	(68,605)	(80,653)	-14.9%
Total Operating expenses	(196,454)	(237,680)	-17.3%

Operating income	26,396	(9,480)	-378.4%

Financial, net	(1,989)	25,437	-107.8%

Income before provision for income taxes	24,407	15,957	53.0%

Provision for Income taxes	(5,632)	(2,876)	95.8%

Net income	18,775	13,081	43.5%

ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated. ArmenTel’s key financial figures are stated below:

ARMENTEL

Highlights prepared under IFRS

for the three months ended  March 31, 2006 and 2005

(Unaudited)

€ Millions	Q1 06	Q1 05	% Change
Revenues	32.2	23.0	40.0%
Operating Income before Depreciation & amortization	19.6	13.2	48.5%
Operating Income before Depreciation & Amortization as % of Operating Revenues	60.9%	57.4%	3.5 pp
Operating Income	12.2	6.3	93.7%
Net Income/(Loss)	7.1	5.2	36.5%
Net Income/(Loss) Margin	22.0%	22.6%	-0.6 pp
Increase/(Decrease) in Gross PP&E	1.4	5.5	-74.5%

Fixed Telephony, Lines	593,954	585,368	1.5%
Mobile Telephony, Total customers	328,678	217,817	50.9%

EXHIBIT VIII - OTEnet

OTE has a 94.6% stake in OTEnet, which is fully consolidated. OTEnet’s key financial figures are stated below:

OTEnet

Highlights prepared under IFRS

for the three months ended  March 31, 2006 and 2005

(Unaudited)

€ Millions	Q1 06	Q1 05	% Change
Revenues	25.5	20.4	25.0%
Operating Profit	1.3	1.5	-13.3%
Operating Income before Depreciation & amortization	2.9	3.1	-6.5%
Operating Income before Depreciation & Amortization as % of Operating Revenues	11.4%	15.2%	-3.8 pp
Depreciation & Amortization	1.6	1.6	0.0%

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended March 31, 2006 and 2005
OTE	Q1 06	Q1 05	% Change
PSTN lines	4,849,542	4,978,186	-2.6%
ISDN, 64kb equiv. lines	1,359,016	1,274,818	6.6%
Total lines	6,208,558	6,253,004	-0.7%

ADSL subscribers	227,214	67,328	237.5%

COSMOTE (Greece)
Pre-paid sub.	3,004,168	2,570,073	16.9%
Contract sub.	1,746,102	1,660,875	5.1%
Total subscribers	4,750,270	4,230,948	12.3%

AMC
Total subscribers	827,524	700,047	18.2%

GLOBUL
Total subscribers	2,561,210	1,775,337	44.3%

COSMOFON
Total subscribers	413,962	282,117	46.7%

OTE net
Dial up clients	437,400	339,050	29.0%
Business customers	15,100	11,300	33.6%

Employees:
-OTE	14,694	16,215	-9.4%
-COSMOTE	2,130	2,051	3.9%
-RomTelecom	13,093	15,447	-15.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 30, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

End of Filing